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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                              ----------------

                               SCHEDULE 14D-9

                               (RULE 14D-101)


        SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
                   OF THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 1)
                              ----------------


                          STERLING SOFTWARE, INC.
                         (Name of Subject Company)


                          STERLING SOFTWARE, INC.
                    (Name of Person(s) Filing Statement)


                   COMMON STOCK, PAR VALUE $.10 PER SHARE
                       (Title of Class of Securities)


                                 859547107
                   (CUSIP Number of Class of Securities)

                              ----------------


                        DON J. MCDERMETT, JR., ESQ.
            SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                          STERLING SOFTWARE, INC.
                       300 CRESCENT COURT, SUITE 1200
                            DALLAS, TEXAS 75201
                               (214) 981-1000
                              ----------------

        (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Person(s) Filing Statement)



                              WITH COPIES TO:
                            BLAINE V. FOGG, ESQ.
                         RICHARD J. GROSSMAN, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                             FOUR TIMES SQUARE
                          NEW YORK, NEW YORK 10036
                         TELEPHONE: (212) 735-3000



|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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         This Amendment No. 1 ("Amendment") amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"), initially filed with the Securities and Exchange Commission on February 22, 2000, by Sterling Software Inc., a Delaware corporation (the "Company"), relating to the offer by Computer Associates International, Inc., a Delaware corporation ("Computer Associates"), through its wholly-owned subsidiary, Silversmith Acquisition Corp., a Delaware corporation, to exchange each outstanding share of common stock, par value $.10 per share, including the associated preferred stock purchase rights, of the Company, for 0.5634 shares of common stock, par value $.10 per share, of Computer Associates (subject to adjustment as set forth in the Schedule 14D-9 and this Amendment), upon the terms and subject to the conditions set forth in the Exchange Offer, dated February 22, 2000 (the "Exchange Offer"), and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Exchange Offer, as amended from time to time, constitute the "Offer"). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 14D-9.

ITEM 8.  ADDITIONAL INFORMATION.

         (d) All of the information in the Prospectus included in Amendment No. 1 to the Registration Statement on Form S-4 of Computer Associates relating to Computer Associates' shares of common stock to be issued in the Offer and the Merger is hereby incorporated by reference.

ITEM 9.  EXHIBITS.

         Item 9 of the Schedule 14D-9 is hereby amended by addition of the following exhibits:

Exhibit No.    Description
-----------    -----------

(a)(5) Prospectus relating to Computer Associates' shares of common stock to be issued in the Offer and the Merger (incorporated by reference from Amendment No. 1 to the Registration Statement on Form S-4 of Computer Associates, filed on March 13, 2000).

(e)(3) Amendment to Change in Control Severance Agreement, dated as of February 14, 2000, by and among Sterling Software, Inc., Computer Associates International, Inc. and Sam Wyly (replaces and supercedes the Amendment to Change in Control Severance Agreement by and among Sterling Software, Inc., Computer Associates International, Inc. and Sam Wyly, previously filed as Exhibit (e)(3) to the Solicitation/Recommendation Statement on Schedule 14D-9 of Sterling Software, Inc. filed on February 22, 2000).



                                 SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        STERLING SOFTWARE, INC.


                                        By:    /s/ Don J. McDermett, Jr.
                                               -------------------------
                                        Name:  Don J. McDermett, Jr.
                                        Title: Senior Vice President,
                                               General Counsel and Secretary



Dated: March 14, 2000



                               EXHIBIT INDEX

Exhibit No.    Description
-----------    -----------

(a)(5) Prospectus relating to Computer Associates' shares of common stock to be issued in the Offer and the Merger (incorporated by reference from Amendment No. 1 to the Registration Statement on Form S-4 of Computer Associates, filed on March 13, 2000).

(e)(3) Amendment to Change in Control Severence Agreement, dated as of February 14, 2000, by and among Sterling Software, Inc., Computer Associates International, Inc. and Sam Wyly (replaces and supercedes the Amendment to Change in Control Severance Agreement by and among Sterling Software, Inc., Computer Associates International, Inc. and Sam Wyly, previously filed as Exhibit (e)(3) to the Solicitation/Recommendation Statement on Schedule 14D-9 of Sterling Software, Inc. filed on February 22, 2000).